UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BioLineRx Ltd.
(Name of Issuer)

Ordinary shares, par value NIS 0.10 per share
(Title of Class of Securities)

Jia Liu/ Bingfeng Zhang
7#, No.37 Chao Qian Road
Changping Tech. Zone
Beijing, P.R. China
86-010-80123864/ 86-010-80120767
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

09071M205**
(CUSIP Number)

October 9, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. The CUSIP number 09071M205 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The NASDAQ Global Select Market under the ticker “BLRX.” Each ADS represents 15 Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09071M205

1		NAMES OF REPORTING PERSONS Hong Seng Technology Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,437,055 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 102,437,055 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,437,055 ordinary shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%(2)
14		TYPE OF REPORTING PERSON CO

(1)	Include 6,829,137 ADS, representing 102,437,055 ordinary shares of the Issuer held by Hong Seng Technology Limited.

(2)	This percentage is calculated based on a total of 1,077,591,175 ordinary shares outstanding of the Issuer as of October 16, 2023 as informed by the Issuer.

CUSIP No. 09071M205

1		NAMES OF REPORTING PERSONS Lepu (Hong Kong) Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,437,055 ordinary shares(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 102,437,055 ordinary shares(3)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,437,055 ordinary shares(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%(2)
14		TYPE OF REPORTING PERSON CO

(3)
Include 6,829,137 ADS, representing 102,437,055 ordinary shares of the Issuer held by Hong Seng Technology Limited. Lepu (Hong Kong) Co., Limited held 66.67% equity interest of Hong Seng Technology Limited.

CUSIP No. 09071M205

1		NAMES OF REPORTING PERSONS Lepu Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,437,055 ordinary shares(4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 102,437,055 ordinary shares(4)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,437,055 ordinary shares(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%(2)
14		TYPE OF REPORTING PERSON CO

(4)
Include 6,829,137 ADS, representing 102,437,055 ordinary shares of the Issuer held by Hong Seng Technology Limited. Lepu (Hong Kong) Co., Limited holds 66.67% equity interest of Hong Seng Technology Limited. Lepu Holdings Limited holds 99.5% equity interest of Lepu (Hong Kong) Co., Limited.

CUSIP No. 09071M205

1		NAMES OF REPORTING PERSONS Lepu Medical (Europe) Cooperatief U.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,437,055 ordinary shares(5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 102,437,055 ordinary shares(5)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,437,055 ordinary shares(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%(2)
14		TYPE OF REPORTING PERSON CO

(5)
Include 6,829,137 ADS, representing 102,437,055 ordinary shares of the Issuer held by Hong Seng Technology Limited. Lepu (Hong Kong) Co., Limited holds 66.67% equity interest of Hong Seng Technology Limited. Lepu Holdings Limited holds 99.5% equity interest of Lepu (Hong Kong) Co., Limited. Lepu Medical (Europe) Cooperatief U.A. hold 100% equity interest of Lepu Holdings Limited.

CUSIP No. 09071M205

1		NAMES OF REPORTING PERSONS Lepu Medical Technology (Beijing) Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,437,055 ordinary shares(6)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 102,437,055 ordinary shares(6)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,437,055 ordinary shares(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%(2)
14		TYPE OF REPORTING PERSON HC

(6)
Include 6,829,137 ADS, representing 102,437,055 ordinary shares of the Issuer held by Hong Seng Technology Limited. Lepu (Hong Kong) Co., Limited holds 66.67% equity interest of Hong Seng Technology Limited. Lepu Holdings Limited holds 99.5% equity interest of Lepu (Hong Kong) Co., Limited. Lepu Medical (Europe) Cooperatief U.A. holds 100% equity interest of Lepu Holdings Limited. Lepu Medical Technology (Beijing) Co., Ltd. holds 99.95% equity interest of Lepu Medical (Europe) Cooperatief U.A. Lepu Medical Technology (Beijing) Co., Ltd. is a company publicly listed on Shenzhen Stock Exchange in the PRC (300003.SZ).

Item 1.          Security and Issuer

This statement on Schedule 13D relates to the ordinary shares, par value NIS 0.10 per share (the “Ordinary Shares”), of BioLineRx Ltd., a company incorporated in Israel (the “Issuer”), whose principal executive offices are located at 2 HaMa’ayan Street, Modi’in 7177871, Israel.

Item 2.          Identity and Background

(a)	Name of reporting person (together, the “Reporting Persons”):

(i)	Hong Seng Technology Limited

(ii)	Lepu Hong Kong Co., Limited

(iii)	Lepu Holdings Limited

(iv)	Lepu Medical (Europe) Cooperatief U.A.

(v)	Lepu Medical Technology (Beijing) Co., Ltd.

(b)	Business address:

Hong Seng Technology Limited:	14/F., CHUN WO COMMERCIAL CENTRE, 25 WING WO STREET,CENTRAL,HONG KONG, P.R. CHINA

Lepu Hong Kong Co., Limited:	RM06,13A/F SOUTH TOWER WORLD FINACE CTR HARBOUR CITY 17 CANTON RD TST KL

Lepu Holdings Limited:	Vistra Corporate Services Centre,Wickhams Cay II,Road Town,Torrtola,VG1110,British Virgin Islands

Lepu Medical (Europe) Cooperatief U.A.:	Abe Lenstra Boulevard 36, 8448 JB Heerenveen, The Netherlands

Lepu Medical Technology (Beijing) Co., Ltd.:	No.37 Chao Qian Road, Changping District, Beijing, P.R. China

(c)	Principle business:

Hong Seng Technology Limited:	Holding assets and making investments.

Lepu Hong Kong Co., Limited:	Developing and distributing the high-tech medical devices and equipment; Holding assets and making investments.

Lepu Holdings Limited:	Holding assets and making investments.

Lepu Medical (Europe) Cooperatief U.A.:	Manufacturing and distributing the high-tech medical devices and equipment.

Lepu Medical Technology (Beijing) Co., Ltd.:	Developing, manufacturing and distributing the high-tech medical devices and equipment.

(d) – (e)

During the last five years, neither the Reporting Persons nor any of the persons listed on Annex A have been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Hong Seng Technology Limited:	Hong Kong

Lepu Hong Kong Co., Limited:	Hong Kong

Lepu Holdings Limited:	British Virgin Islands

Lepu Medical (Europe) Cooperatief U.A.:	Netherlands

Lepu Medical Technology (Beijing) Co., Ltd.:	People’s Republic of China

Item 3.          Source and Amount of Funds or Other Consideration

The information set forth in Row 4 of the Cover Pages attached hereto and the Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4.          Purpose of Transaction

Pursuant to the Securities Purchase Agreement entered into among Hong Seng Technology Limited, Guangzhou Gloria Biosciences Co., Ltd. (“Gloria”), a company organized under the laws of the People’s Republic of China, and the Issuer on August 27, 2023 (the “SPA”), Hong Seng Technology Limited acquired 102,437,055 Ordinary Shares of the Issuer in the form of 6,829,137 ADSs (each ADS represents 15 Ordinary Shares) for a total consideration of US$14,587,037 on October 9, 2023. According to the SPA, the Issuer undertakes to appoint Mr. Shaoyu Yan, nominated by Hong Seng Technology Limited, as a Class III director of the Issuer with a three-year term of office until the annual general meeting of the shareholders of the Issuer to be held in 2026, subject to the closing of the transaction contemplated under the SPA and in any event effective no earlier than thirty (30) days following the date of the SPA. In addition, Gloria undertakes to become, directly or indirectly, the sole beneficial owner of Hong Seng Technology Limited (the “Gloria Transaction”). To that end, both Hong Seng Technology Limited and Gloria undertake to use their best commercial efforts and to take all reasonable actions necessary to obtain the approval of the State Administration of Foreign Exchange of the People’s Republic of China (the “SAFE Approval”) in respect of the Gloria Transaction as promptly as possible following the date of the SPA and to consummate the Gloria Transaction promptly following the issuance of the SAFE Approval but in no event later than one (1) month thereafter. The SPA has been filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 30, 2023, which is incorporated herein by reference.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.          Interest in Securities of the Issuer

(a) and (b)

The information set forth in Rows 7 – 13 of the Cover Pages attached hereto and is incorporated herein by reference.

Each of the Reporting Persons may be deemed to have beneficial ownership of 102,437,055 Ordinary Shares, in the form of 6,829,137 ADSs (each ADS represents 15 Ordinary Shares), and all such Ordinary Shares in the aggregate represent beneficial ownership of approximately 9.5% of the outstanding Ordinary Shares of the Issuer, as determined pursuant to Rule 13d-3(d)(1)(i), based on 1,077,591,175 Ordinary Shares outstanding of the Issuer as of October 16, 2023 as informed by the Issuer. Hong Seng Technology Limited is the record and direct beneficial owner of the securities covered by this statement. Lepu (Hong Kong) Co., Limited holds 66.67% equity interest of Hong Seng Technology Limited. Lepu Holdings Limited holds 99.5% equity interest of Lepu (Hong Kong) Co., Limited. Lepu Medical (Europe) Cooperatief U.A. holds 100% equity interest of Lepu Holdings Limited. Lepu Medical Technology (Beijing) Co., Ltd. holds 99.95% equity interest of Lepu Medical (Europe) Cooperatief U.A. Lepu Medical Technology (Beijing) Co., Ltd. is a company publicly listed on Shenzhen Stock Exchange in the PRC (300003.SZ).

(c)

Other than as described herein, neither the Reporting Persons nor any of the persons listed on Annex A have effected any transactions in the Issuer’s securities during the 60 days preceding the date of this report

(d)

Not Applicable.

(e)

Not Applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7.          Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2023

Hong Seng Technology Limited	By:	/s/ Bingfeng Zhang
	Name:	Bingfeng Zhang
	Title:	Sole director

Lepu Hong Kong Co., Limited	By:	/s/ Yong Wang
	Name:	Yong Wang
	Title:	Director

Lepu Holdings Limited	By:	/s/ Junyan Tang
	Name:	Junyan Tang
	Title:	Director

Lepu Medical (Europe) Cooperatief U.A.	By:	/s/ Yong Wang
	Name:	Yong Wang
	Title:	Director

Lepu Medical Technology (Beijing) Co., Ltd.	By:	/s/ Zhongjie-Pu
	Name:	Zhongjie Pu
	Title:	Chairman of the Board

Annex A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

A.	The following sets forth the name, present principal occupation, business or residence address and citizenship of each executive officer and director of Hong Seng Technology Limited.

Name	Principal Occupation/Employment	Business Address	Citizenship
Bingfeng Zhang	Sole director	19th Floor, 7#, No.37 Chao Qian Road, Changping District, Beijing P.R. China	China

B.	The following sets forth the name, present principal occupation, business address and citizenship of each executive officer and director of Lepu Hong Kong Co., Limited.

Name	Principal Occupation/Employment	Business Address	Citizenship
Yong Wang	Director	19th Floor, 7#, No.37 Chao Qian Road, Changping District, Beijing P.R. China	China

C.	The following sets forth the name, present principal occupation, business address and citizenship of each executive officer and director of Lepu Holdings Limited.

Name	Principal Occupation/Employment	Business Address	Citizenship
Junyan Tang	Director	19th Floor, 7#, No.37 Chao Qian Road, Changping District, Beijing P.R. China	China

D.	The following sets forth the name, present principal occupation, business address and citizenship of each executive officer and director of Lepu Medical (Europe) Cooperatief U.A.

Name	Principal Occupation/Employment	Business Address	Citizenship
Yong Wang	Director	19th Floor, 7#, No.37 Chao Qian Road, Changping District, Beijing P.R. China	China

E.	The following sets forth the name, present principal occupation, business address and citizenship of each executive officer and director of Lepu Medical Technology (Beijing) Co., Ltd.

Name	Principal Occupation/Employment	Business Address	Citizenship
Zhongjie Pu	Chairman of the Board	19th Floor, 7#, No.37 Chao Qian Road, Changping District, Beijing, P.R. China	China
Qihong Wang	Vice Chairman of the Board	No.169 BinHe South Road, Luolong District, Luoyang City Henan Province, P.R. China	China
Yang Xu	Director	5th Floor, No.18 Chaoyangmen Outer St, Chaoyang District, Beijing, P.R. China	China
Fei Pu	Director	19th Floor, 7#, No.37 Chao Qian Road, Changping District, Beijing P.R. China	U.S.
Lihua Wang	Independent Director	12th Floor, China Life Financial Center, No. 23 Zhanzhi Road, Chaoyang District, Beijing, P.R. China	China
Liang Gan	Independent Director	12th Floor, Tower C, Ocean Guanghua International Building, No. 5 Jinghua South Street, Chaoyang District, Beijing, P.R. China	China
Xin Qu	Independent Director	10th Floor, Guohai Plaza, No. 17 Fuxing Road, Haidian District, Beijing, P.R. China	China
Zhibin Zhang	General Manager	19th Floor, 7#, No.37 Chao Qian Road, Changping District, Beijing P.R. China	China
Zhanjiang Wei	Senior Deputy General Manager/Chief Financial Officer	19th Floor, 7#, No.37 Chao Qian Road, Changping District, Beijing P.R. China	China
Yong Wang	Senior Deputy General Manager	19th Floor, 7#, No.37 Chao Qian Road, Changping District, Beijing P.R. China	China
Bingfeng Zhang	Deputy General Manager	19th Floor, 7#, No.37 Chao Qian Road, Changping District, Beijing P.R. China	China
Xiaoying Feng	Deputy General Manager	19th Floor, 7#, No.37 Chao Qian Road, Changping District, Beijing P.R. China	China
Guorui Zheng	Deputy General Manager	19th Floor, 7#, No.37 Chao Qian Road, Changping District, Beijing P.R. China	China
Weina Jiang	Secretary to the Board	19th Floor, 7#, No.37 Chao Qian Road, Changping District, Beijing P.R. China	China